Exhibit 99.2

REAL MESSENGER CORPORATION

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE MEETING OF THE HOLDERS OF THE CLASS A ORDINARY SHARES

to be held on May 5, 2026  at 8:00 a.m. Eastern Time

I/we, the undersigned acknowledges receipt of the Notice of Meeting of the Holders of the Class A Ordinary Shares and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares1 , par value US$0.0001 per share (“Class A Ordinary Shares”), of Real Messenger Corporation (the “Company”), hereby appoint Mr. Kwai Hoi Ma, Chief Executive Officer and Director of the Company or (Name) ___________________________________________________of (Address)___________________________________________________________________________ as my/our proxy to attend and act for me/us at the Class A Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 8:00 a.m. Eastern Time, on May 5, 2026 virtually at https://us06web.zoom.us/j/83855275503?pwd=0aLH8jFrNuydSYHpRIBJiQZq4rMzXa.1 (Meeting ID: 838 5527 5503; Passcode: 70031) (“Class A Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Class A Meeting as indicated below:

RESOLVED as a special resolution of the holders of the Class A Ordinary Shares that, subject to the class consent from the holders of the Class B ordinary share of a par value of US$0.0001 each of the Company (“Class B Ordinary Shares”), the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to twenty-five (25) votes on all matters subject to vote at general meetings of the Company, with immediate effect.	For ☐	Against ☐	Abstain ☐

[1]	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than Mr. Kwai Hoi Ma, Chief Executive Officer and Director of the Company is preferred, strike out the words Mr. Kwai Hoi Ma, Chief Executive Officer and Director of the Company, and insert the name and address of the proxy desired in the space provided. A proxy needs not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Class A Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

Dated_________________, 2026

Signature (s) ___________________

Name of Signature _______________________

Name of Shareholder _____________________

Notes:

1.	Only the holders of record of the Class A Ordinary Shares of the Company at the close of business on March 3, 2026, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Class A Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of the Company’s transfer agent, Equiniti Trust Company, LLC, no later than the time for holding the Class A Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting virtually at the Class A Meeting.